UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 1, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 18 January 2017 entitled ‘Vodafone and Tele2 Announce Partnership Agreement for Sweden, Latvia and Lithuania’

2.             A news release dated 18 January 2017 entitled ‘Vodafone and TDC Group Renew Strategic Partnership Agreement for Denmark and Norway’

3.             A Stock Exchange Announcement dated 03 January 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

4.             A Stock Exchange Announcement dated 16 January 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

18 January 2017

RNS: 3970U

VODAFONE AND TELE2 ANNOUNCE PARTNERSHIP AGREEMENT

FOR SWEDEN, LATVIA AND LITHUANIA

Vodafone and Tele2 today jointly announced a new Partner Market agreement for Sweden, Latvia and Lithuania.

Under the agreement, which commenced on 1 January 2017, multinational customers of Tele2 in the three countries will benefit from a range of Vodafone Global Enterprise services.  The partnership will also enable Vodafone and Tele2 to support international enterprise customers that seek to purchase services centrally across multiple markets.

Vodafone Partner Markets Chief Executive Diego Massidda said:  “Our new partnership with Tele2 will give corporate customers in Sweden, Latvia and Lithuania access to the expertise and experience of Vodafone’s global enterprise products and services.  I am delighted that Tele2 has joined our Partner Market network and look forward to developing our relationship for the future.”

Allison Kirkby, President and CEO of Tele2 AB, comments: “Today, seamless communications is key to most organisations.  The partnership with Vodafone makes it possible to successfully cooperate with multinational customers where we help Vodafone with services in our markets in Sweden, Latvia and Lithuania while also taking part of Vodafone’s services globally. It is a partnership we really look forward to building together.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 30 September 2016, Vodafone had 470 million mobile customers and 14 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 31 companies in 49 countries.

About Tele2

Tele2 is one of Europe’s fastest growing telecom operators, always providing customers with what they need for less. We have 17 million customers in 9 countries. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 has been listed on the NASDAQ OMX Stockholm since 1996. In 2015, we had net sales of SEK 27 billion and reported an operating profit (EBITDA) of SEK 5.8 billion. For definitions of measures, please see the last page of the Annual report 2015.

18 January 2017
RNS: 3963U

VODAFONE AND TDC GROUP RENEW STRATEGIC PARTNERSHIP AGREEMENT

FOR DENMARK AND NORWAY

Vodafone and TDC Group have agreed to renew their strategic partnership for Denmark and Norway, building on a successful fifteen-year relationship that began in 2001.

Under the renewal, which commenced on 1 January 2017, TDC’s mobile customers will continue to benefit from mobile voice and data roaming, including high-speed data on Vodafone’s 4G networks.  Vodafone’s customers visiting Denmark will enjoy voice and data roaming, including high-speed data on TDC Group’s mobile network.

The extension of the partnership with TDC Group in Denmark and Norway will enable multinational companies present in these countries to have access to a range of Vodafone’s enterprise services, including the Internet of Things and secure communications for mobile devices.

Marina Lønning, Senior Executive Vice President for TDC Group said: “TDC Group are very pleased that we are able to renew our partnership with Vodafone, thus ensuring the best customer experience worldwide.”

Vodafone Partner Markets Chief Executive Diego Massidda said: “I am delighted to continue our long-standing partner market relationship with TDC and I look forward to serving TDC’s customers with the best of Vodafone’s products and services.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 30 September 2016, Vodafone had 470 million mobile customers and 14 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 31 companies in 49 countries.

About TDC Group

TDC Group build the infrastructure required to develop a digital society. We make sure that people can talk to each other across huge distances, and get together to enjoy the best entertainment. We work to help businesses grow without hindrances, and to ensure that Denmark is ready for a digital future featuring intelligent homes and smart cities linked together by a world-class internet service.

03 January 2017

RNS: 2195T

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2016:

Vodafone’s issued share capital consists of 28,814,133,298 ordinary shares of US$0.20 20/21 of which 2,196,187,775 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,617,945,523. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

16 January 2017

RNS: 2504U

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1245	118

d)	Aggregated information: volume, Price	Aggregated volume: 118 Ordinary shares Aggregated price: GBP 250.69
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk

2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1245	118

d)	Aggregated information: volume, Price	Aggregated volume: 118 Ordinary shares Aggregated price: GBP 250.69
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc

b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.1245	118

d)	Aggregated information: volume, Price	Aggregated volume: 118 Ordinary shares Aggregated price: GBP 250.69
e)	Date of the transaction	2017-01-12
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 1, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary